UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring that a Registered Investment Company has Ceased to be an Investment Company under the Act

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger
[X]	Liquidation
[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Symetra Mutual Funds Trust
3.	Securities and Exchange Commission File No.: 811-22653
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
 [X]           Initial Application                                [  ]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

777 108th Avenue NE
Suite 1200
Bellevue, WA 98004-5135

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Julie M. Bodmer, Vice President and Associate General Counsel
Symetra Life Insurance Company
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004-5135
(425) 256-6013

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(records relating to the investment adviser of Symetra Mutual Funds Trust)

Symetra Investment Management, Inc.
777 108th Avenue NE
Suite 1200
Bellevue, WA 98004-5135
1-800-796-3872

(records relating to the custodian of Symetra Mutual Funds Trust)

U.S. Bank, N.A.
1555 North Rivercenter Drive, Suite 302
Milwaukee, Wisconsin 53212
(414) 905-6118

(records relating to the administrator, accounting agent and transfer and dividend disbursing agent of Symetra Mutual Funds Trust)

U.S. Bancorp Fund Services, LLC
2020 E Financial Way Ste 100
Glendora, CA 91741
(626) 914-7361
(records relating to the principal underwriter of Symetra Mutual Funds Trust)

Symetra Securities, Inc.
777 108th Avenue NE
Suite 1200
Bellevue, WA 98004-5135
1-800-796-3872

8.	Classification of fund (check only one):
[X]          Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
 [X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Symetra Investment Management, Inc.
777 108th Avenue NE
Suite 1200
Bellevue, WA 98004-5135

Dimensional Fund Advisors LP
Palisades West
6300 Bee Cave Road, Building One
Austin, TX 78746

DoubleLine Capital LP
333 South Grand Avenue
18th Floor
Los Angeles, CA 90071

Russell Investment Management Company
1301 Second Avenue
18th Floor
Seattle, WA 98101

Yacktman Asset Management LP
6300 Bridgepoint Parkway
Building One, Suite 500
Austin, Texas 78730

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:
Symetra Securities, Inc.
777 108th Avenue NE
Suite 1200
Bellevue, WA 98004-5135

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
 [X]  Yes                                 [  ]  No

 If Yes, for each UIT state:

Name(s):  First Symetra National Life Insurance Co. of NY Separate Account S
File No.: 811-07949
Business Address:  260 Madison Avenue, 8th Floor, New York, NY 10016

Name(s):  Symetra Resource Variable Account B
File No.: 811-4716
Business Address:  777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135

Name(s):  Symetra Separate Account VL
File No.: unregistered
Business Address:  777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [ ] No
 If Yes, state the date on which the board vote took place:

November 12, 2013

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
 [ X]  Yes                                [  ]  No

 If Yes, state the date on which the shareholder vote took place:

December 20, 2013

If No, explain:

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
 [X]  Yes                                [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:
 December 27, 2013

(b)	Were the distributions made on the basis of net assets?
 [X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?
 [X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?
 [  ]  Yes                      [X]  No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?
 [  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?
 [X]  Yes                      [  ]  No

 If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
 [  ]  Yes                      [X]  No

  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
 [  ]  Yes                      [X]  No

 If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
 [  ]  Yes                                [  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
 [  ]  Yes                                [X]  No

 If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$ 63,000

(ii)	Accounting expenses:	0

(iii)	Other expenses (list and identify separately)

(A) Administration and Transfer Agency Expenses:

	-Transfer Agent Fees:	$ 3,725

	- Fund Administration Fees:	$ 6,250

	- Service Provider Termination Fee:	$ 250,000

	B) Tail Insurance for Trustees (6 Years):	$ 43,648

	C) Proxy solicitation, liquidation sticker; printing and mailing	$ 1,000

(iv)	Total expenses (sum of lines (i)–(iii) above):	$ 367,623

(b)	How were those expenses allocated?
 The expenses described in Item 22(a) were allocated to Symetra Investment Management, Inc.

(c)	Who paid those expenses?
The expenses described in Item 22(a) were paid entirely by Symetra Investment Management, Inc.

(d)	How did the fund pay for unamortized expenses (if any)?
 The fund did not have any unamortized expenses at the time of liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
 [  ]  Yes                                [X]  No

 If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
 [  ]  Yes                                [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
 [  ]  Yes                                [X]  No

 If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger: N/A The name of the surviving portfolios are as follows: N/A
(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Symetra Mutual Funds Trust, (ii) she is the Secretary of Symetra Mutual Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Julie M. Bodmer

Julie M. Bodmer